News Release 2003-24	November 12, 2003
TSX - QRL - Queenstake Resources Ltd.
SEC file number 0-24096

QUEENSTAKE'S JERRITT CANYON MINE YIELDS MORE HIGH GRADE DRILL RESULTS

Denver, Colorado - November 12, 2003 - Queenstake Resources Ltd. (TSX:QRL) reports on its continuing underground and surface drilling program exploring for additional gold resources proximal to the current underground mines.

Following is a tabulation of selected results from underground exploration drilling completed during October:

			Grade (ounces of
	Hole No.	Feet	gold per ton)

SSX Mine	Z5-C2	25	0.403
	Z5-C3	60	0.371
	Z5-B3	15	0.903
	SC-1320	35	0.370
	SX-806	55	0.626
	SX-808	35	0.942
	SX-811	50	0.531

Smith Mine	LX-405	35	0.478
	LX-421	35	0.930
	LX-421	15	0.424
	LU-980	80	0.547
	LU-984	110	0.965
	LU-1002	15	0.408
	LU-1002	30	0.302
	LU-1002	30	0.448
	LU-1003	60	0.886

This table shows only results that are outside the current reserve and resource envelope as determined in June 2003. These intercepts are proximal to current workings and represent mineralization that, based on prior experience at Jerritt Canyon, can be expected to be converted to reserves.

In addition, two surface drill holes in the Coyote target area, approximately 1,200 feet west of underground workings of the Murray Mine, have identified ore-grade mineralization. These drill holes are:

	From	To	Interval	Grade
Hole	(feet depth)	(feet depth)	(feet)	(ounces of gold per ton)
MR-039A	605	620	15	0.368
MR-040A	815	835	20	0.471

The holes are inclined about 65 degrees and about 300 feet apart. This mineralization is well outside the current resource envelope and may represent a significant extension to the Murray mineralization. The two drill holes are respectively within less than 100 feet and 250 feet in elevation from the nearest Murray Mine workings. The mineralization, if proven to be economic, would be easily accessed via a ramp from current Murray Mine workings. Exploration of this target will continue.

Dorian (Dusty) Nicol, Queenstake's Executive Vice President and Director of Exploration, said, "We continue to routinely get spectacular assays from underground exploration drilling at Jerritt Canyon. This fuels our optimism that we will be making significant additions to the Jerritt Canyon reserve base. The identification of new ore-grade mineralization from surface drilling of the Coyote target opens a potential new extension to the Murray Mine (already over 1 million ounces) and fits within our district-scale picture of repetition of orebodies along structures. Our exploration since completing the acquisition of Jerritt Canyon last July has focused on drilling proximal to current workings. This will continue next year but will be complemented by district-scale exploration of the many targets within our extensive land position in the Independence Mountains. We expect our geological team to continue having great success in both mine and district exploration".

For further information call:
John Haigh 303-297-1557 ext 105
johnhaigh@queenstake.com
Web-site - www.queenstake.com

Forward looking statement - This news release contains "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this release, and Queenstake's future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.